UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

290138 205

(CUSIP Number)

C-Travel International Limited

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3910 4850	Michael V. Gisser, Esq. Skadden, Arps, Slate, Meagher & Flom 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 + 1 (213) 687.5000

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138 205

1		Names of Reporting Persons C-Travel International Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,766,653[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,766,653[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 27,766,653
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 38.6%
14		Type of Reporting Person (See Instructions) CO

1  Consists of 11,131,942 ordinary shares and 16,634,711 high-vote ordinary shares of the Company directly held by C-Travel International Limited. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

CUSIP No.	290138 205

1		Names of Reporting Persons Ctrip.com International, Ltd.
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,766,653[2]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,766,653[2]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 27,766,653
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 38.6%
14		Type of Reporting Person (See Instructions) CO

2  Consists of 11,131,942 ordinary shares and 16,634,711 high-vote ordinary shares of the Company directly held by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd. Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares directly held by C-Travel International Limited.

Item 1.         Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares and high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”), of eLong, Inc., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Xingke Plaza Building, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, the People’s Republic of China.

Holders of ordinary shares and high-vote ordinary shares have the same rights except for voting rights. Each high-vote ordinary share is entitled to fifteen votes, and each ordinary share is entitled to one vote.

Item 2.         Identity and Background.

(a) This Statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) C-Travel International Limited, a company organized under the laws of the Cayman Islands (“C-Travel”) and (2) Ctrip.com International, Ltd., a company organized under the laws of the Cayman Islands (“Ctrip”). The agreement by and between the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit A.

(b) The principal business and office address of each of the Reporting Persons:

99 Fu Quan Road, Shanghai 200335, The People’s Republic of China

(c) Ctrip is a holding company whose ordinary shares, represented by ADSs, are listed on the NASDAQ Global Select Market. Through its various subsidiaries and consolidated affiliated entities, Ctrip operates as a leading travel service provider for hotel accommodations, ticketing services, packaged tours and corporate travel management in China. C-Travel carries out various equity and/or strategic investment activities of Ctrip.

(d) - (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) C-Travel and Ctrip are both incorporated in the Cayman Islands.

Item 3.         Source and Amount of Funds or Other Consideration.

On May 22, 2015, C-Travel, Ctrip, Luxuriant Holdings Limited, a company organized under the laws of the Cayman Islands, Keystone Lodging Holdings Limited, a company organized under the laws of the Cayman Islands and Plateno Group Limited, a company organized under the laws of the Cayman Islands, entered into a share purchase agreement (“Expedia Share Purchase Agreement”) with Expedia, Inc. and Expedia Asia Pacific — Alpha Limited (collectively, “Expedia”) pursuant to which C-Travel purchased from Expedia Asia Pacific — Alpha Limited 26,709,063 Ordinary Shares at an average price of US$14.6 per share for a total purchase price of US$390,879,680.

On May 22, 2015, C-Travel and Ctrip entered into a share purchase agreement (“GF Share Purchase Agreement”) with Guangfu Cui, the chief executive officer of the Company, pursuant to which C-Travel (1) purchased, at a price per share of US$14.6, 1,057,590 Ordinary Shares from Guangfu Cui, and (2) will purchase, at a price per share of US$14.6, from Guangfu Cui 531,102 ordinary shares represented by American Depositary Shares, each representing two ordinary shares of the Company (“ADS”) subject to separate closing upon deposit of these ADSs into a balance account designated by C-Travel.

In these transactions described above, which closed on March 22, 2015, C-Travel acquired a total of 27,766,653 Ordinary Shares, including (a) 11,131,942 ordinary shares (excluding 531,102 ordinary shares represented by ADSs from Guangfu Cui, which are subject to a separate closing upon deposit of these ADSs into a balance account designated by C-Travel), par value US$0.01 per share, and (b) 16,634,711 high-vote ordinary shares, par value US$0.01 per share. C-Travel used its operating cash on-hand to make the referenced acquisition.

Item 4.         Purpose of Transaction.

The Reporting Persons have acquired the Ordinary Shares from Expedia and Guangfu Cui for purposes of long-term investment. Upon completion of the transactions contemplated under the Expedia Share Purchase Agreement, the Reporting Persons appointed one director to the Company’s board of directors that currently consists of six members. The Reporting Persons expect to evaluate, on an ongoing basis, the Company’s financial condition and prospects and their interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general.  Accordingly, the Reporting Persons reserves the right to change their intentions, as they deem appropriate, at any time. In particular, the Reporting Persons may, from time to time, in the open market, through privately negotiated transactions or otherwise, increase their holdings in the Company or dispose of all or a portion of their securities of the Company that the Reporting Persons now own or may hereafter acquire. The Reporting Persons may be in contact, either directly, or through their nominated director, with members of the Company’s management, the members of the board of directors, other significant shareholders and others regarding matters relating to its investment.

Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to this Statement. The Reporting Persons may, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.         Interest in Securities of the Issuer.

(a) — (b) With respect to each of the Reporting Persons, the responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this Statement, each of the Reporting Persons beneficially owns 27,766,653 Ordinary Shares, including 11,131,942 ordinary shares (excluding 531,102 ordinary shares represented by ADSs from Guangfu Cui, which are subject to separate closing) and 16,634,711 high-vote ordinary shares of the Company, representing an aggregate of 38.6% of the Company’s total outstanding Ordinary Shares.  Notwithstanding that C-Travel entered into the Expedia Share Purchase Agreement together with Luxuriant Holdings Limited, Keystone Lodging Holdings Limited and Plateno Group Limited (the “Purchasers”), and the Right of First Refusal Agreement (as defined below in Item 6) with Keystone Lodging Holdings Limited, the Reporting Persons disclaim membership in a “group” as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended. The percentages of ownership set forth in row 13 of the cover page for each Reporting Person is based on 72,000,731 Ordinary Shares (including 38,411,527 ordinary shares and 33,589,204 high-vote ordinary shares assuming conversion of high-vote ordinary shares) outstanding as of February 28, 2015, as disclosed in the Company’s 2014 annual report on Form 20-F.

(c) Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Persons, no transactions in any of the Ordinary Shares have been effected by any Reporting Person during the past sixty days preceding the filing of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 above is hereby incorporated by reference in this Item 6.

GF Share Purchase Agreement

Pursuant to the GF Share Purchase Agreement, at any time on or after November 22, 2015, Guangfu Cui, the chief executive officer of the Company, will have the right (but not the obligation) to sell 529,564 ordinary shares to C-Travel in exchange for 27,679 ordinary shares, par value US$0.01 per share, of Ctrip. Guangfu Cui will not be able to exercise such put right until he ceases to be affiliated to or associated with the Company (other than in the capacity of an independent consultant).

Right of First Refusal Agreement with Keystone Lodging Holdings Limited

Pursuant to the Right of First Refusal Agreement, during the period commencing on May 22, 2015 and ending on May 22, 2018 (the “Restricted Period”), subject to certain exceptions, Keystone Lodging Holdings Limited may not transfer any of the Ordinary Shares acquired by it under the Expedia Share Purchase Agreement (the “Subject Shares”).  During the Restricted Period and subject to applicable laws, C-Travel will have a right of first refusal to, subject to certain procedural requirements, purchase all or any portion of the Subject Shares that Keystone Lodging Holdings Limited or any of its Affiliates may propose to transfer, at the same price and on the same terms and conditions as those offered to the prospective transferee of the Subject Shares. The term of this agreement is three years.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated June 1, 2015 by and between the Reporting Persons.

B

Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited.

C	Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel and Guangfu Cui.

D	Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel and Keystone Lodging Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2015

C-Travel International Limited	By:	/s/ XIAOFAN WANG
Name: Xiaofan Wang
Title: Chief Financial Officer

Ctrip.com International, Ltd.	By:	/s/ XIAOFAN WANG
Name: Xiaofan Wang
Title: Chief Financial Officer